UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP AND SEVERSTAL ANNOUNCE AN EXPANSION OF THEIR RELATIONSHIP: THE DUCATO LIGHT COMMERCIAL VEHICLE (VERSION X2/44) WILL BE MANUFACTURED IN RUSSIA FOR LOCAL DISTRIBUTION AND EXPORT.

SIGNATURES

FIAT GROUP AND SEVERSTAL ANNOUNCE AN EXPANSION OF THEIR RELATIONSHIP: THE DUCATO LIGHT COMMERCIAL VEHICLE (VERSION X2/44) WILL BE MANUFACTURED IN RUSSIA FOR LOCAL DISTRIBUTION AND EXPORT.

Fiat Group and Severstal-Auto, in the spirit of enlarging their cooperation in the Russian automotive market, announce today a new project in the field of Light Commercial Vehicles for the production and the distribution in the Russian territory of the Ducato vehicle (X 2/44 platform).

The production will be located in the Elabuga area, in Tatarstan region, and will give a very important contribution to the industrial development of the region.

The production capacity of the new plant will reach 75,000 units/year part of which will be devoted to Fiat for some export markets. The project will be fully funded by Severstal-Auto.

The start of production is forecasted in last quarter 2007. The product will have a high level of local content and will be distributed in several versions.

The Russian market of Light Commercial Vehicles is roughly 200,000 units/year and significant growth is expected in the next 3/4 years.

“The enlargement of the cooperation with Severstal-Auto is another step in the strengthening of our strategic relationship as well as an important opportunity to exploit the high potential of the LCV market in Russia with a product which has been a best seller in Europe for the last 20 years”, said Sergio Marchionne, Chief Executive of Fiat Group.

Vadim Shvetsov, General Director of Severstal-Auto, added: “The new project is a significant result of strategic cooperation between Fiat Group and Severstal-Auto which shows our common intention to take all the advantages of the growing Russian automotive market. We are pleased with the opportunity to promote the Ducato vehicle in Russia and to develop local content for it “.

Turin 24 July, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney